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TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total becomes a Global Leader in Computing Power
Paris, May 15, 2008 Total announces today that it has acquired a high-performance computer that makes it a global leader in scientific computing power. This investment aims at efficiently enhancing the ability to process data needed to explore and produce oil and gas.
The computer is installed at the Total Scientific and Technical Center in Pau (France). This machine will allow the company to have a better knowledge of deep hydrocarbon reservoirs, using seismic depth imaging* processing. More specifically, it will be dedicated to the exploration of zones showing complex geological subsurface structures that are harder to study and therefore present significant current and future challenges. It will also provide better oil and gas reservoir definition.
“In the last five years, Total’s computing power has expanded seventeen-fold to keep pace with the major technical challenges facing the oil and gas industry. Not only are the fields to which we have access increasingly complex, but it is also vital to maximize the reserve recovery rate,” stresses Yves-Louis Darricarrère, President, Total Exploration & Production. “Finally, the significant increase of drilling costs in recent years fully justifies investing in upgraded tools to accelerate decision-making.”
Selected after a highly competitive tender, the SGI Altix ICE+ computer from Silicon Graphics reaches a computing power of 123 TeraFlops**. The storage capacity linked to it will jump to 1 Petabyte (1015 bytes).
The computer needs 400 kW of electrical power. The heat released by the machine will be recovered and used to warm up part of the buildings at the Scientific and Technical Center.

*	Activity that requires the most sophisticated exploration technologies and methods currently used in the oil industry.

**	1 teraflop = 1 trillion floating point calculations per second.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com